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                                                                  Exhibit (a)(5)

                                   SUPPLEMENT
                                       TO
                           OFFER TO PURCHASE FOR CASH
                     UP TO 13,120 LIMITED PARTNERSHIP UNITS
                                       OF
                   MARRIOTT RESIDENCE INN LIMITED PARTNERSHIP
                                       AT
                                  $400 PER UNIT
                                       BY
                      MADISON LIQUIDITY INVESTORS 114, LLC
                                (the "Purchaser")

         THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD HAS BEEN EXTENDED, AND WILL EXPIRE AT 5:00 P.M., EASTERN DAYLIGHT TIME, ON OCTOBER 12, 2001, UNLESS FURTHER EXTENDED.

         This Supplement provides additional information concerning the Purchaser's Offer, dated August 31, 2001, to purchase limited partnership Units in Marriott Residence Inn Limited Partnership, a Delaware limited partnership (the "Partnership"). The Offer is made pursuant to the Purchaser's Offer to Purchase of that date, as supplemented hereby, and this Supplement should be read in conjunction therewith.

         Unitholders are urged to read carefully this Supplement and the Offer to Purchase, including the accompanying Agreement of Assignment and Transfer, before deciding whether to tender their Units.

         Unitholders should be aware of the following:

         Consideration for Units. The Purchaser is offering $400 per Unit, in cash, reduced by any cash distributions made or declared on or after August 31, 2001, with interest at the rate of 7% per annum from the Expiration Date to the date of payment, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Agreement of Assignment and Transfer and accompanying documents, as each may be supplemented or amended from time to time. If, prior to the Expiration Date, the Purchaser increases the consideration offered to Unitholders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

         As explained in the Offer to Purchase, the Purchaser established the Offer Price based on its analysis of the Partnership's assets and estimates of when the Partnership may liquidate. This analysis yielded a estimated value of approximately $144 million for the Partnership's properties and, after assuming the use of the Partnership's cash and equivalents to fund $47 million of future capital expenditures as publicly estimated by the Partnership, and subtracting mortgage debt and the General Partner's one percent share of sales and refinancing proceeds, an estimated value of approximately $40 million, or $614 per Unit. For the reasons set forth therein, however, the Purchaser does not believe that this estimated per Unit value is an accurate reflection of what an investor might receive today or in future periods, in respect of a Unit. In addition, as explained in the Offer to Purchase, the principals of the Purchaser own a small percentage of outstanding Units which were acquired between April 1998 and March 1999 in an unregistered tender offer at a price of $400 per Unit (which took place prior to the distribution resulting from the class action litigation of $152 per Unit that was paid to Unitholders during the fourth quarter of 2000, and, adjusted for such distribution, was at a net price of $248 per Unit in comparison to the current Offer), and the Purchaser has contractual arrangements to purchase an additional 2,522 Units pursuant to tender offers made in May and July of this year at a price of $300 per Unit. In consideration of the limited and inefficient nature of the

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market for the Units, the Purchaser does not believe that the prices paid for previously acquired Units should be relied upon as a complete and accurate representation as to the current fair market value of the Units.

         After completion of its prior offers of earlier this year, the Purchaser reevaluated its assessment of the Partnership and its ability to persuade Unitholders to consider its offer. It reviewed its previous analysis of the Partnership's financial condition and prospects, taking into consideration the Partnership's second quarter results reported in its most recent Form 10-Q and its announcement of having retained a financial advisor to pursue a possible sale. The Purchaser confirmed that its previous estimate of net asset value for the Units remained plausible, and that acquisition of additional Units at a $400 offer price would still be consistent with its investment objectives respecting the Partnership. Its determination to offer $400 per Unit in this Offer as opposed to $300 in its offers of earlier this year was based on its judgment of what minimally adequate price might induce an acceptable number of Unitholders to tender, based on its general experience in the industry and its experience with its previous offers for Units of the Partnership, and what minimum return it requires on such an investment.

         The Purchaser has not definitively determined whether or not to make additional purchases after completion of this Offer. It does not, however, intend to make additional purchases at a higher price in the absence of a material change in the Partnership's assets, financial condition or prospects, whether resulting from a specific event or transaction relating to the Partnership or from trends in industry or general market or economic conditions. If such a change occurs, the Purchaser would reevaluate the price at which it believes Unitholders would tender, taking into consideration its estimate at that time of the Partnership's ultimate value, the risks associated with achieving that value, other estimates of Unit value as reflected in secondary market trading, other third-party tender offers or proposed business combinations or other strategic transactions, and prevailing investment and business conditions.

         The Partnership, in its Schedule 14D-9 Solicitation/Recommendation Statement, dated September 14, 2001, in response to the Offer, has disclosed that as a result of having retained a financial advisor to pursue a possible sale, "the Partnership has begun exclusive discussions with one potential acquirer who is currently conducting additional due diligence." The Schedule 14D-9 also discloses that "the proposed per Unit purchase price submitted by several potential acquirers as a result of the solicitation process (which proposals were subject to additional due diligence and negotiation by such potential acquirers), exceeded the $400 per Unit currently offered by the Purchaser." The Schedule 14D-9 does not, however, disclose the price negotiated by the exclusive potential acquirer, or whether such price is greater or less than the $400 per Unit currently offered by the Purchaser. If a transaction were to be presented to Unitholders for approval, the Purchaser would be able to vote on the transaction in proportion to its ownership interest in the Partnership at that time.

         The Purchaser continues to believe, although it cannot guarantee, that the Offer may be an attractive one for many Unitholders, based on (i) the Offer Price being greater than current and recent historical secondary market prices,
(ii) the Partnership's historical operations and distribution performance, (iii) the nature and condition of the Partnership's properties and the future capital expenditure obligations they will require, (iv) the terms of the Partnership's indebtedness and the long-term management agreement encumbering such properties and (v) the financial and record-keeping benefits that will accrue to a Unitholder whose interest is purchased.

         Expiration Date. The Expiration Date of the Offer has been extended to 5:00 p.m., New York Time, on October 12, 2001 or such other date to which this Offer may be extended. The Purchaser is offering to pay interest on the Offer Price because the Partnership's Limited Partnership Agreement, which provides, among other things, that assignments become effective on the first day of a fiscal quarter of the Partnership, will in all likelihood delay payment for Units accepted for payment until after the first day of the Partnership's 2002 first fiscal quarter (approximately January 1, 2002). The Purchaser believes the Partnership's practice is to provide confirmation of transfers only after they have actually taken place, which may be some days or one or more weeks after the date of transfer. The Purchaser will pay for Units accepted for payment as soon as possible after receipt of confirmation of transfers.

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         Withdrawal Rights. You may withdraw tendered Units at any time until the Offer expires, and, if and to the extent tendered Units have not been accepted for payment by October 27th (the 60th day from the Offer Date) at any time thereafter. We will be deemed to have accepted your Units, subject to the terms and conditions of the Offer, on the Expiration Date unless we terminate the Offer. If and to the extent we do not accept all or any of your Units, we will return them promptly to you.

         Other Terms. Except as modified as described above, the terms of the Offer and other information set forth in the Offer to Purchase continue in full force and effect.


September 27, 2001

MADISON LIQUIDITY INVESTORS 114, LLC